

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04005652

January 7, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-7-2004

S. David Colton
Senior Vice President
and General Counsel
Phelps Dodge Corporation
One North Central Avenue
Phoenix, AZ 85004-4416

Re: Phelps Dodge Corporation
Incoming letter dated December 12, 2003

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Dear Mr. Colton:

This is in response to your letter dated December 12, 2003 concerning a shareholder proposal submitted to Phelps Dodge by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

78066



One North Central Avenue, Phoenix, AZ 85004-4416 · (602) 366-8100

S. David Colton
Senior Vice President
and General Counsel

December 12, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentleman:

Phelps Dodge Corporation, a New York corporation (the "Company"), hereby requests confirmation that the staff of the Division of Corporation Finance will not recommend enforcement action if the Company does not include the proposal (the "Proposal") received by the Company on October 21, 2003, from Raymond B. Ruddy (the "Proponent"), in its proxy statement and form of proxy (the "Proxy Materials") relating to the Company's 2004 annual meeting of shareholders. If adopted, the Proposal would require that the Company "cease making charitable contributions."

The Company has concluded that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1) because under New York law, which is the law of the registrant's domicile, the Proposal is not a proper subject for action by security holders.

Section 701 of the New York Business Corporation Law (the "BCL") requires that "the business of a [New York] corporation shall be managed under the direction of its board of directors." "[S]ubject to any limitations in...any [New York] statute or its certificate of incorporation," Section 202(a)(12) of the BCL provides a corporation with the power to "make donations, irrespective of corporate benefit, for the public welfare or for community fund, hospital, charitable, educational, scientific, civic or similar purposes and in time of war or national emergency in aid thereof." The certificate of incorporation of the Company does not restrict the Company's power to make charitable contributions. Nor does any New York statute of which I am aware contain any express provision limiting the power of a corporation to make charitable contributions. The Company thus has the exclusive authority to determine whether to make any charitable contributions.

The Proposal, phrased as a mandatory prohibition, improperly infringes upon such authority.

The Staff has previously recognized that a similar mandatory prohibition of charitable contributions by a New York corporation violates Rule 14a-8(c)(1), the predecessor of Rule 14a-8(i)(1), unless rephrased by the proponent in precatory terms. *See American Express Company* (January 22, 1997). See also *Archer Daniels Midland Co.* (July 15, 1987) (mandatory prohibition of charitable contributions not a proper subject for action by security holders of Delaware corporation).

For the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2004 Proxy Materials.

Pursuant to Rule 14a-8(j)(1) of the Securities Exchange Act of 1934, as amended, by copy of this letter the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. We also enclose six copies of (i) this letter and (ii) the Proposal and statement in support. To the extent that this letter is based upon matters of state law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please acknowledge receipt of this letter and the enclosed materials by stamping a duplicate copy of this letter and returning it to our messenger.

Should you have any questions regarding this matter, please contact the undersigned at (602) 366-8143.

We appreciate your attention to this request.

Sincerely,



Enclosures

October 20, 2003

26 Rolling Lane
Dover, MA02030

Phelps Dodge Corporation
Attention: J. Steven Whisler
Phelps Dodge Corporate Headquarters
One North Central Avenue
Phoenix, AZ 85004

Dear Sir:

I am the owner of 134 shares of Phelps Dodge Corporation. I have owned the shares since 08/13/02 and intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, Phelps Dodge Corporation cease making charitable contributions.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Noble prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Phelps Dodge Corporation employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.



Raymond B. Ruddy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phelps Dodge Corporation
Incoming letter dated December 12, 2003

The proposal mandates that the company cease making charitable contributions.

There appears to be some basis for your view that Phelps Dodge may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Phelps Dodge with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phelps Dodge omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,



Keir D. Gumbs
Special Counsel